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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovitz Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street, 27th Floor
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ted Rupp 312-334-7317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mr. Ted Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovitz Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
LORRAINE CULLINA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/24/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3 – 8

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

Managing Member and Member
Kovitz Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 25, 2019

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	1,946,335
Receivable from clearing broker		166,354
Securities owned		99,295
Prepaid expense		35,503
Receivable from affiliate		783
Goodwill		1,051,713
Intangibles assets (net of accumulated amortization: $386,573)		978,036
Total assets	$	4,278,019
Liabilities and member's equity		
Accounts payable and accrued expenses	$	56,130
Payable to affiliates		818,759
Total liabilities		874,889
Member's equity		3,403,130
Total liabilities and member's equity	$	4,278,019

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services primarily in United States equity and fixed income securities with all transactions cleared on a fully disclosed basis through Pershing, LLC.

The Company is wholly-owned by Focus Operating, LLC (a wholly-owned subsidiary of Focus Financial Partners, LLC) and is under common ownership with its affiliated Registered Investment Advisor, Kovitz Investment Group Partners, LLC (the RIA). The RIA is registered with the SEC under the Investment Advisers Act of 1940. The Company executes orders for accounts that are managed on a discretionary basis as directed by the RIA.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Income taxes: The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of Focus Operating, LLC's tax returns.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2018. Tax returns filed by Focus Operating, LLC are generally not subject to federal or state income tax examinations for tax years before 2015.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of 90 days or less at date of acquisition, that are not held for sale in the ordinary course of business.

Goodwill: Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Intangible assets: Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Recent accounting pronouncements: On January 1, 2018, the Company adopted Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (Topic 606) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, results for the current year beginning January 1, 2018 are presented under Topic 606. There was no impact to member's equity as of January 1, 2018 after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018. The Company will adopt the provisions of this guidance on January 1, 2019. The Company has evaluated ASU 2016-02 and determined there is no impact to its financial statements. The RIA has an operating lease for rental of the office space used by the employees of the RIA and the Company. Lease expense is incurred by the RIA and is, amongst other expenses, factored into a management fee paid the Company to the RIA. As the lease is by and between the landlord and the RIA, which also constitutes a larger operation with more employees utilizing the space than the Company, the contract does not convey to the Company any right for it to control the leased office space.

In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment*, which amends how an entity measures a goodwill impairment loss by eliminating Step 2 from the annual or interim goodwill impairment test. The effective date for the Company is for annual or interim goodwill impairment tests in annual periods, including interim periods therein, beginning after December 15, 2020. Early adoption is permitted for annual or interim impairment tests performed with a measurement date after January 1, 2017. The Company is currently evaluating the impact of ASU 2017-04.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which amends the existing disclosure requirements for fair value measurements. The new standard is effective for fiscal

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2018-13.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Note 2. Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those good or services. Revenue is analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions: Commission revenue represents sales commissions generated by the purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company is an introducing broker dealer, and as such, accepts orders from the RIA to buy and sell securities. Through agreement, Pershing, LLC serves as the clearing broker dealer and is responsible for providing clearing and custody services. The Company is the agent for commission revenue, as its role is to arrange for Pershing, LLC to provide execution services for the Company's customers. As agent, the Company records as revenue the net amount it retains for its trade execution services. Commission revenue is recognized on the trade date as this is the date on which the Company has fully satisfied its trade execution obligations. Commission revenue for trade execution services varies by investment product and is typically based on the number of shares or tickets purchased or sold on behalf of a customer.

Placement agent fee income: In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners or service providers (the managers), the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements. As placement agent, the Company assists in the offer and sale of interests in the funds as well as in the servicing of investors in such interests.

As placement agent, the Company is entitled to receive a placement agent fee – the portion of the management fee and/or incentive allocation attributable to an investor and received by the respective manager that is ultimately earned by the registered representative who was responsible for introducing the investor to the respective fund. The placement agent fee varies depending on the manager, the private fund, the investor, and the identity of the registered representative of the placement agent responsible for introducing the investor to the fund. Upon receipt, the Company is required to pay the collected placement agent fees to the registered representatives who were responsible for introducing investors into the applicable funds. As the Company is responsible itself for remitting the placement agent fee to the respective registered representative, the Company is acting as principal. As such, the placement agent fee income is reported gross of the related placement agent fee expense. The Company satisfies its performance obligation when the investor is introduced to the respective fund, but the revenue is constrained until the respective underlying fund remits payment to its manager. As such, the Company does not recognize revenue until a management fee is received by the respective manager at which point the revenue to be recognized by the Company is estimable and collectability is certain.

Note 2. Revenue Recognition – *Continued*

Other income: Other income is primarily comprised of interest income from margin accounts and cash equivalents and is recognized on an accrual basis. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Gains and losses on investments: Gains and losses on investments are recorded on trade date and are reported on a net basis. Gains and losses are comprised of changes in the fair value of financial instruments owned by the Company, realized gains and losses attributable to the sale of financial instruments owned by the Company, and from realized gains and losses allocated to the Company as a result of trade errors incurred while providing trade execution services. These revenues are not in scope of Topic 606 as they are not generated from contracts with customers.

Contract balances: Receivables from contracts with customers within the scope of Topic 606 were $4,113 and $13,962 at January 1, 2018 and December 31, 2018, respectively, and were recorded in the receivable from clearing broker on the statement of financial condition.

Note 3. Fair Value of Financial Instruments

Financial instruments are recorded on a trade-date basis and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities owned consist of a U.S. Treasury bill that is on deposit with the Company's clearing broker and carried at fair value ($99,295 as of December 31, 2018), with the resulting unrealized gains and losses reflected in net gain (loss) on investments on the statement of operations. The U.S. Treasury bill is valued using observable data such as bids and offers and classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Related Parties

The RIA performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays an annual management fee to the RIA for its allocated portion of these services. The RIA has an operating lease for rental of the office space used by the employees of the RIA and the Company.

Focus Financial Partners, LLC procures products and services from third parties and allocates a portion of these overhead expenses to the Company. Overhead expenses include charges for insurance premiums, technology expenses, internal control expenses and auditing fees. At December 31, 2018, the Company had a payable to Focus Financial Partners, LLC of $6,045 in connection with these overhead expenses.

KIG Management Group, LLC and its members (some of whom serve as officers to the Company and the RIA) provide oversight and other services to the Company and the RIA in exchange for a management fee, pursuant to a management agreement. The management agreement is for an initial term of six years. At December 31, 2018, the Company had a payable to KIG Management Group, LLC of $94,866 in connection with this management fee.

In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners, the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements.

Throughout the year, Focus Financial Partners, LLC served as a conduit for payments owed by the Company to KIG Management Group, LLC and its members. At December 31, 2018, the Company owed Focus Financial Partners, LLC $717,848 for amounts paid to KIG Management Group, LLC on the Company's behalf.

At December 31, 2018, the Company had a receivable of $783 from the RIA for customer fees incurred by the RIA that were paid for out of an account maintained by the Company and custodied at Pershing, LLC.

Note 5. Intangible Assets and Goodwill

At December 31, 2018, intangible assets recognized by the Company are unimpaired and consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 1,212,541	$ (363,762)	$ 848,779
Management contracts	152,068	(22,810)	129,258
Total	**$ 1,364,609**	**$ (386,573)**	**$ 978,036**

Goodwill is recorded in the amount of $1,051,713 and remains unimpaired as of December 31, 2018.

Note 6. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are introduced to, custodied, and cleared through the Company's clearing broker, Pershing, LLC. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts receivable from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker and bank with which it conducts business.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2018, the Company had net capital and net capital requirements of $1,322,637 and $100,000, respectively. The Company's net capital ratio was 0.6615 to 1. The net capital rule may effectively restrict member distribution.

Kovitz Securities, LLC

Financial Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.